

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2019

Jeffrey Berson
Chief Financial Officer
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, KS 66213

      Re: QTS Realty Trust, Inc.
          QualityTech, LP
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed February 25, 2019
          File Nos. 001-36109 and 333-201810

Dear Mr. Berson:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate and
                            Commodities